The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)5
Registration No. 333-143315
SUBJECT TO COMPLETION, DATED JULY 9, 2008

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 29, 2007

6,500,000 Shares

COMMON STOCK

Century Aluminum Company is offering 6,500,000 shares of its common stock.

Our common stock trades on the NASDAQ Global Select Market® under the symbol “CENX.” On July 8, 2008, the last reported sale price of our common stock was $57.56 per share.

Investing in our common stock involves risks. Before buying any of these shares you should carefully read the discussion of material risks of investing in our common stock in the section entitled “Risk Factors” beginning on page S-8 of this prospectus supplement.

We have granted the underwriters an option to purchase up to an additional 975,000 shares from us to cover over-allotments.

Proceeds to
		Underwriting	Century
	Price to	Discounts and	Aluminum
	Public	Commissions	Company

Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about          , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Underwriters

Credit Suisse	Morgan Stanley

The date of this prospectus supplement is          , 2008

Prospectus Supplement

Base Prospectus

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell and are seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date such information is presented regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of common stock.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf registration statement, we may offer and sell shares of our common stock described in the accompanying prospectus in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement may also add, update and change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us that is not included in or delivered with this prospectus supplement and the accompanying prospectus. We will provide without charge to each person, including any beneficial owner, to whom a prospectus supplement and the accompanying prospectus are delivered, upon written or oral request of any such person, a copy of any or all of the information that we have incorporated by reference in this prospectus supplement and the accompanying prospectus but have not delivered with this prospectus supplement and the accompanying prospectus. You may request a copy of these filings and our restated certificate of incorporation, as amended, and amended and restated bylaws, by writing or telephoning us at: Century Aluminum Company, 2511 Garden Road, Building A, Suite 200, Monterey, CA 93940, Attention: Corporate Secretary, or (831) 642-9300.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements included in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus, before making an investment decision. Except where we state otherwise, the information we present in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares of our common stock. Unless the context indicates otherwise, references in this prospectus supplement to “Century Aluminum Company,” “Century Aluminum,” “Century,” “we,” “our” and “us” refer to Century Aluminum Company and its subsidiaries.

Century Aluminum Company

Overview

We produce primary aluminum. Aluminum is an internationally traded commodity, and its price is effectively determined on the London Metal Exchange (“LME”). Our primary aluminum facilities produce value-added and standard-grade primary aluminum products. In 2004, we acquired the Grundartangi plant, an Icelandic primary aluminum facility which became our first production facility located outside of the United States. We produced approximately 767,000 metric tons of primary aluminum in 2007 with net sales of approximately $1.8 billion. Our current primary aluminum production capacity is 785,000 metric tons per year (“mtpy”), after the completed expansion of our Grundartangi facility to 260,000 mtpy in the fourth quarter of 2007.

In March 2008, Nordural Helguvik sf, a wholly owned subsidiary, received a construction license and building permits and started the initial site preparation for a primary aluminum smelter to be constructed near Helguvik, Iceland. This new facility will be constructed in stages, with the first stage of approximately 150,000 to 180,000 mtpy expected to be online by late 2010. The plant is being designed to produce 360,000 mtpy when the full potline is complete. Site preparation now underway at Helguvik includes the construction of access roads, fencing and a temporary project office. We anticipate that major construction work will begin in the near future.

In addition to our primary aluminum assets, we have 50 percent joint venture interests in the Gramercy alumina refinery, located in Gramercy, Louisiana, and a related bauxite mining operation in Jamaica. The Gramercy refinery supplies substantially all of the alumina used for the production of primary aluminum at our Hawesville, Kentucky facility.

Recent Developments

Century and Glencore terminate forward financial sales contracts; Century issues to Glencore shares of non-voting preferred stock convertible into 16,000,000 shares of common stock to Glencore

In November 2004 and June 2005, we entered into forward financial sales contracts with Glencore Ltd. for the years 2006 through 2010 and 2008 through 2015, respectively (“Financial Sales Contracts”). On July 7, 2008, Century and Glencore Ltd. agreed to terminate the Financial Sales Contracts upon the payment by Century to Glencore Ltd. of $730.2 million in cash (with a portion being deferred) and upon the issuance by Century to Glencore Investment Pty Ltd. of 160,000 shares of non-voting preferred stock, which shares are convertible into 16,000,000 shares of common stock. Glencore Ltd. and Glencore Investment Pty Ltd. are affiliates of Glencore International AG, the beneficial owner of approximately 28.5% of our issued and outstanding common stock. These companies are collectively described as “Glencore” in this prospectus supplement. For a limited period of time Glencore is generally prohibited from acquiring more than 28.5% of our common stock or otherwise, whether through the acquisition of additional shares of common stock or otherwise. Together, the shares of our common stock and preferred stock beneficially owned by Glencore give

Glencore an approximate 48.5% economic ownership of Century. Subject to certain limited exceptions, Glencore has agreed to not acquire more than 28.5% of our voting Securities until April 7, 2009. From April 8, 2009 to January 7, 2010, Glencore may not acquire more than 49% of our voting Securities. Under the terms of this transaction, Glencore also has agreed to forego or restrict certain actions, including unsolicited business combination proposals, tender offers, proxy contests and sales of its common and preferred shares. We have given Glencore registration rights whereby we have agreed from time to time, subject to certain restrictions, to register with the SEC the offer and sale of the common stock into which its preferred shares are convertible. For additional information about these recent developments, see “Certain Relationships and Related Transactions — Recent Transactions with Glencore” on page S-16, “— Termination of Financial Sales Contracts with Glencore” on page S-16, and “Impact on Century’s Financial Statements of Termination of Financial Sales Contracts with Glencore” on page S-15.

Increase in electrical power tariff rates in West Virginia

On April 29, 2008, Appalachian Power Company (APCo) requested a rate increase to cover the increased cost of fuel and purchased power as well as capital improvements. On May 21, 2008, APCo filed a joint stipulation, to which Century was a party, wherein the parties agreed to an approximate 11% increase in the special contract rate paid by our Ravenswood smelter. The West Virginia Public Service Commission approved the joint stipulation on June 26, 2008. The rate increase is effective July 1, 2008. APCo supplies all the electrical power requirements for our Ravenswood smelter.

Groundbreaking at Helguvik Project

We formally broke ground in our greenfield Helguvik project on June 6, 2008. Site preparation is ongoing and major construction work is expected to begin in the near future. We are in the final stages of finalizing the Engineering, Procurement & Construction Management contract for the project and orders are being placed for long-lead time equipment items.

Risk Factors

An investment in our common stock involves various risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” commencing on page S-8 of this prospectus supplement and the risk factors incorporated by reference, as the same may be updated or supplemented by our future filings with the SEC that are incorporated by reference into this prospectus supplement, before making any investment in our common stock. Some statements contained in this prospectus supplement, the accompanying prospectus or in documents incorporated by reference herein or therein are “forward-looking statements.” You should not place undue reliance on forward-looking statements because they are subject to a variety of risks that may cause material differences between our actual and anticipated results, performance or achievements. See “Forward-Looking Statements” on page S-8.

THE OFFERING

Common stock offered by us	6,500,000 shares

Common stock outstanding prior to completion of the offering	41,153,410 shares(1)

Common stock to be outstanding after the offering	47,653,410 shares(1)

Underwriters’ over-allotment option	975,000 shares

Common stock to be outstanding after this offering, assuming exercise of the underwriters’ over-allotment option in full	48,628,410 shares(1)

Use of proceeds	We expect to receive approximately $ million in net proceeds (after underwriting discounts and commissions of approximately $ and offering expenses of approximately $ ) from this offering, or approximately $ million if the underwriters exercise their over-allotment option in full.

We intend to use the net proceeds from the sale of our common stock under this prospectus supplement to pay a portion of the deferred portion of the cash payment required in connection with the termination of the Financial Sales Contracts with Glencore Ltd. We expect such payment will be made promptly following the completion of the offering made hereby. See “Certain Relationships and Related Transactions — Recent Transactions with Glencore” on page S-16 and “— Termination of Financial Sales Contracts with Glencore” on page S-16. See “Use of Proceeds” on page S-8.

Nasdaq Global Select Market Symbol	“CENX”

(1)	Based on shares of common stock outstanding as of July 7, 2008. This number excludes (a) approximately 632,360 shares of our common stock issuable upon exercise of outstanding stock options, service based awards and performance share units under our stock option plans, (b) approximately 3,649,819 shares of our common stock reserved for future issuance under our stock option plans and for awards of service based awards and performance share units, and (c) 160,000 shares of our Series A Convertible Preferred Stock outstanding at July 8, 2008, that are convertible under certain circumstances into common stock at a conversion ratio of 100 shares of common stock per each share of Series A Convertible Preferred Stock, or 16,000,000 shares of common stock. See “Description of Stock — Preferred Stock” on page S-24 and “Certain Relationships and Related Transactions — Recent Transactions with Glencore” on page S-16 and “— Termination of Financial Sales Contracts with Glencore” on page S-16.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary financial data for the three years ended December 31, 2007 are derived from the audited consolidated financial statements of Century Aluminum Company. The financial data for the three months ended March 31, 2008 and 2007 are derived from our unaudited consolidated financial statements. The unaudited financial statements include all adjustments, which are of a normal and recurring nature, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods.

Operating results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2008. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

Our summary historical results of operations include:

•	the results of operations from our 130,000 mtpy expansion of Grundartangi which became operational in the fourth quarter of 2006; and

•	the results of operations from our 40,000 mtpy expansion of Grundartangi which became operational in the fourth quarter of 2007.

	Three Months
	Ended March 31,		Year Ended December 31,
	2008(1)	2007	2007(2)	2006(3)	2005(4)
	(Unaudited)
	(In thousands, except per share and per pound data)

Net sales	$471,142	$447,657	$1,798,163	$1,558,566	$1,132,362
Gross profit	95,995	110,652	363,463	348,522	161,677
Operating income	77,129	97,685	303,543	309,159	126,904
Net income (loss)	(232,796)	64,249	(101,249)	(40,955)	(116,255)
Earnings (loss) per share
Basic:	$(5.67)	$1.98	$(2.72)	$(1.26)	$(3.62)
Diluted:	$(5.67)	$1.87	$(2.72)	$(1.26)	$(3.62)
Total assets	$2,808,177	$2,247,946	$2,578,271	$2,185,234	$1,677,431
Total debt(5)	432,815	772,602	432,815	772,251	671,901
Long-term debt(6)	250,000	575,176	250,000	559,331	488,505
Net cash (used in) provided by operating activities	$58,850	$98,118	$(5,755)	$185,353	$134,936
Adjusted net cash provided by operating activities(7)	$39,936	$98,118	$274,414	$185,353	$134,936
Earnings (loss) before income taxes and equity in earnings of joint ventures	(375,432)	88,889	(230,743)	(109,079)	(207,655)
EBITDA(8)	$97,275	$116,401	$378,124	$378,328	$182,835
Cash paid to settle current portion of financial sales contracts liability	52,255	27,098	98,259	54,236	—
Adjusted EBITDA(9)	$45,020	$89,303	$279,865	$324,092	$182,835
Other information:
Shipments — Primary aluminum
Direct shipment pounds (000)	293,223	290,057	1,171,889	1,152,617	1,153,731
Toll shipment pounds (000)	147,086	116,964	518,945	346,390	203,967
Average LME per pound	$1.244	$1.271	$1.197	$1.166	$0.861
Average Midwest premium per pound	$0.039	$0.032	$0.031	$0.055	$0.056
Average realized price per pound:
Direct shipments	$1.17	$1.15	$1.13	$1.09	$0.86
Toll shipments	$0.86	$0.98	$0.91	$0.88	$0.67

(1)	Net income (loss) includes an after-tax charge of $285.9 million, or $6.97 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting. For this period, the after-tax mark-to-market losses on the Financial Sales Contracts were $285.8 million.

(2)	Net income (loss) includes an after-tax charge of $328.3 million, or $8.83 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting. For this period, the after-tax mark-to-market losses on the Financial Sales Contracts were $329.7 million.

(3)	Net income (loss) includes an after-tax charge of $241.7 million, or $7.46 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting and by a gain on the sale of surplus land. For this period, the after-tax mark-to-market losses on the Financial Sales Contracts were $244.1 million.

(4)	Net income (loss) includes an after-tax charge of $198.2 million, or $6.17 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting. For this period, the after-tax mark-to-market losses on the Financial Sales Contracts were $192.3 million.

(5)	Total debt includes all long-term debt obligations and any debt classified as short-term obligations, including current portion of long-term debt, the industrial revenue bonds (“IRBs”) and the 1.75% convertible senior notes.

(6)	Long-term debt obligations are all payment obligations under long-term borrowing arrangements, excluding the current portion of long-term debt.

(7)	Adjusted net cash provided by operating activities excludes changes in short-term investments. We define adjusted net cash provided by operations as net cash (used in) provided by operating activities, including the net change in short term investments due to their liquidity. Our calculations of adjusted net cash provided by operations may not be comparable to similarly titled measures reported by other companies due to differences in the components used in their calculations. We believe the presentation of adjusted net cash provided by operations is a useful measure that helps investors evaluate our capacity to fund ongoing cash operating requirements, including capital expenditures and debt service obligations, and to make acquisitions or other investments. Adjusted net cash provided by operations should not be considered as a substitute for cash flows from operating activities as determined in accordance with GAAP. The reconciliations of adjusted net cash provided by operations to its most comparable GAAP financial measure (net cash provided by (used in) operations) is provided below.

	Three Months
	Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(In thousands)

Net cash (used in) provided by operating activities	$58,850	$98,118	$(5,755)	$185,353	$134,936
Change in short-term investments — net	(18,914)	—	280,169	—	—

Adjusted net cash provided by operating activities	$39,936	$98,118	$274,414	$185,353	$134,936

(8)	EBITDA is defined as income (loss) before income taxes and equity in earnings of joint ventures adjusted to exclude: (i) interest expense, net; (ii) depreciation and amortization; (iii) net gain (loss) on forward contracts; and (iv) gain on property sales. Our calculations of EBITDA may not be comparable to similarly titled measures reported by other companies due to differences in the components used in their calculations. We believe the presentation of EBITDA is a useful measure that helps investors evaluate our capacity to fund ongoing cash operating requirements, including capital expenditures and debt service obligations, and to make acquisitions or other investments. EBITDA should not be considered a substitute for income (loss) before taxes as determined in accordance with GAAP. A reconciliation of EBITDA to its most comparable GAAP financial measure is provided in Note 9 below.

(9)	Adjusted EBITDA is defined as EBITDA less cash paid to settle the current portion of the financial sales contracts liability. Our calculations of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies due to differences in the components used in their calculations. We believe the presentation of Adjusted EBITDA is a useful measure that helps investors evaluate our capacity to fund ongoing cash operating requirements, including capital expenditures and debt service obligations, and to make acquisitions or other investments. Adjusted EBITDA should not be considered a substitute for income (loss) before taxes as determined in accordance with GAAP. A reconciliation of Adjusted EBITDA to its most comparable GAAP financial measure is provided in below.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
	(In thousands)

Earnings (loss) before income taxes and equity in earnings of joint ventures	$(375,432)	$88,889	$(230,743)	$(109,079)	$(207,655)
ADJUSTMENTS:
Net gain (loss) on forward contracts	448,308	(390)	508,875	389,839	309,698
Depreciation and amortization	20,679	18,872	77,883	69,122	56,393
Interest expense — net	3,720	9,030	22,109	35,297	24,299
Gain on sale of property	—	—	—	(6,851)	—

EBITDA	$97,275	$116,401	$378,124	$378,328	$182,735
Less: Cash settlement payments for Financial Sales Contracts liability	(52,255)	(27,098)	(98,259)	(54,236)	—

Adjusted EBITDA	$45,020	$89,303	$279,865	$324,092	$182,735

RISK FACTORS

Investment in the common stock offered pursuant to this prospectus supplement and the accompanying prospectus involves risks. You should carefully consider the risks described under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which are incorporated by reference into this prospectus supplement and the accompanying prospectus, and the other information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, before making an investment decision. The risks and uncertainties described in our filings with the SEC incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also adversely affect us. If any of the risks described in our filings with the SEC occur, our business, financial condition or results of operations could be materially harmed.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents incorporated by reference into the accompanying prospectus, contain forward-looking statements. We have based these forward-looking statements on current expectations and projections about future events. Many of these statements may be identified by the use of forward-looking words such as “expects,” “anticipates,” “plans,” “believes,” “projects,” “estimates,” “intends,” “should,” “could,” “would,” “will,” “scheduled,” “potential” and similar words. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, those outlined in our SEC filings incorporated by reference and the other risks and uncertainties described in the section entitled “Risk Factors” on page S-8 of this prospectus supplement. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. The risks described herein under the heading “Risk Factors” on page S-8 and in our other SEC filings should be considered when reading any forward-looking statements in this document.

We believe the expectations reflected in our forward-looking statements are reasonable, based on information available to us on the date of this prospectus supplement. However, given the described uncertainties and risks, we cannot guarantee our future performance or results of operations, and you should not place undue reliance on these forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, you are advised to consult any additional disclosures we make in our quarterly reports on Form 10-Q, annual report on Form 10-K and current reports on Form 8-K filed with the SEC. See “Where You Can Find More Information” on page S-35.

USE OF PROCEEDS

We expect to receive approximately $      million in net proceeds (after underwriting discounts and commissions of approximately $           and offering expenses of approximately $          ) from this offering, or approximately $      million if the underwriters exercise their over-allotment option in full.

We intend to use the net proceeds from the sale of our common stock under this prospectus supplement to pay a portion of the deferred portion of the cash payment required in connection with the termination of the Financial Sales Contracts with Glencore Ltd. We expect such payment will be made promptly following the completion of the offering made hereby. See “Certain Relationships and Related Transactions — Recent Transactions with Glencore” on page S-16 and “— Termination of Financial Sales Contracts with Glencore” on page S-16.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the Nasdaq Global Select Market, under the symbol “CENX.” The following table sets forth for the periods indicated the high and low sale prices per share of our common stock as reported by the Nasdaq Global Select Market.

	2008		2007		2006
Year	High Sales Price	Low Sales Price	High Sales Price	Low Sales Price	High Sales Price	Low Sales Price

First quarter	$70.89	$38.92	$49.83	$38.65	$44.50	$26.14
Second quarter	$80.52	$63.40	$58.60	$46.66	$56.57	$31.28
Third quarter (through July 8, 2008)	$65.29	$51.60	$67.85	$40.00	$39.16	$29.60
Fourth quarter	—	—	$59.40	$49.38	$47.34	$30.31

The closing price of our common stock on July 8, 2008 was $57.56.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2008:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) this offering, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses (assuming a public offering price of $61.15 per share, the last reported sale price of our common stock on July 7, 2008 and assuming the underwriters’ option to purchase an additional 975,000 shares of our common stock is not exercised), and (ii) the cash payments, deferred settlement agreement and the issuance of Series A Convertible Preferred Stock net of $10 million in estimated transaction costs for the termination of the Financial Sales Contracts with Glencore, assuming that all of the net proceeds of this offering are used to pay-down the deferred settlement amounts (See “Use of Proceeds” on page S-8).

The information set forth below should be read in conjunction with our consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of March 31,
	2008
	Actual	As Adjusted(1)
	(Unaudited)
	(Dollars in thousands)

Cash and cash equivalents	$105,550	$50,000
Short-term investments	261,255	81,805

Total	366,805	131,805

Short-term debt:
1.75% convertible senior notes	175,000	175,000
Industrial revenue bonds	7,815	7,815
Notes payable — affiliates — current portion	—	129,723
Long-term debt:
7.5% senior unsecured notes	250,000	250,000

Total Debt	432,815	562,538

Shareholders’ equity:
Common stock	411	476
Additional paid-in capital	864,797	1,240,207
Series A Convertible Preferred Stock	—	978,400
Accumulated other comprehensive loss	(46,013)	(46,013)
Accumulated deficit	(478,258)	(478,258)

Total shareholders’ equity	340,937	1,694,812

Total capitalization	$773,752	$2,257,350

(1)	Does not reflect any gain or loss on the termination of the Financial Sales Contracts.

DILUTION

Our net tangible book value as of March 31, 2008 was approximately $341 million, or $8.29 per share. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding as of March 31, 2008.

After giving effect to the sale of 6,500,000 shares of common stock offered by us in this offering based on a per share offering price of $     , and deducting the estimated underwriting discounts and commissions on shares sold by us and other estimated expenses related to the offering, our net tangible book value would have been approximately $      per share. This amount represents an immediate increase in net tangible book value of $      per share to the existing stockholders and an immediate dilution of $      per share to new investors.

Public offering price per share	$
Net tangible book value per share as of March 31, 2008		$8.29
Increase per share attributable to this offering	$
Net tangible book value per share after this offering	$
Dilution in net tangible book value per share to new investors	$

If the underwriters exercise their over-allotment option in full, our net tangible book value as of March 31, 2008 would have been $      per share, representing an immediate increase to existing stockholders of $      per share and an immediate dilution of $      per share to new investors.

The above information does not reflect approximately 632,360 shares reserved for issuance, as of July 7, 2008, upon the exercise of outstanding stock options and vesting of service based awards and performance share unit awards, and 160,000 shares of Series A Convertible Preferred Stock outstanding at July 8, 2008, that are convertible under certain circumstances into common stock at a conversion ratio of 100 shares of common stock per each share of Series A Convertible Preferred Stock, or 16,000,000 shares of common stock. See “Description of Stock — Preferred Stock” on page S-24 and “Certain Relationships and Related Transactions — Recent Transactions with Glencore” on page S-15 and “— Termination of Financial Sales Contracts with Glencore” on page S-15.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following selected financial information at or for the five years ended December 31, 2007 is derived from the audited consolidated financial statements of Century Aluminum Company. The financial information at or for the three months ended March 31, 2008 and 2007 is derived from our unaudited consolidated financial statements. The unaudited financial statements include all adjustments, which are of a normal and recurring nature, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods.

In the second quarter of 2005, we changed our method of inventory costing from the last-in-first-out, or LIFO, method to the first-in-first-out, or FIFO, method. The operating results for the years ended December 31, 2004 and 2003 shown below reflect our results of operations using the FIFO method of costing inventory. Additional information about this change in accounting principle is available in our consolidated financial statements for the year ended December 31, 2005 incorporated by reference herein.

Our selected historical results of operations include:

•	the results of operations from the remaining 20% interest in Hawesville since we acquired it in April 2003;

•	the results of operations from Nordural since we acquired it in April 2004;

•	our equity in the earnings of our joint venture investments in Gramercy Alumina LLC and St. Ann Bauxite Ltd. since we acquired an interest in those companies in October 2004;

•	the results of operations from our 130,000 mtpy expansion of Grundartangi which became operational in the fourth quarter of 2006; and

•	the results of operations from our 40,000 mtpy expansion of Grundartangi which became operational in the fourth quarter of 2007.

Our results for these periods and prior periods are not fully comparable to our results of operations for fiscal year 2007 and may not be indicative of our future financial position or results of operations. The information set forth below should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

	Three Months Ended March 31,		Year Ended December 31,
	2008(1)	2007	2007(2)	2006(3)	2005(4)	2004(5)	2003(6)
	(Unaudited)
	(In thousands, except per share and per pound data)

Net sales	$471,142	$447,657	$1,798,163	$1,558,566	$1,132,362	$1,060,747	$782,479
Gross profit	95,995	110,652	363,463	348,522	161,677	185,287	43,370
Operating income	77,129	97,685	303,543	309,159	126,904	160,371	22,537
Income (loss) before cumulative effect of change in accounting principle	(232,796)	64,249	(101,249)	(40,955)	(116,255)	33,482	3,922
Net income (loss)	(232,796)	64,249	(101,249)	(40,955)	(116,255)	33,482	(1,956)
Earnings (loss) per share:
Basic:
Income (loss) before cumulative effect of change in accounting principle	$(5.67)	$1.98	$(2.72)	$(1.26)	$(3.62)	$1.14	$0.09
Cumulative effect of change in accounting principle	—	—	—	—	—	—	(0.28)

Net income (loss) per share	$(5.67)	$1.98	$(2.72)	$(1.26)	$(3.62)	$1.14	$(0.19)

Diluted:
Income (loss) before cumulative effect of change in accounting principle	$(5.67)	$1.87	$(2.72)	$(1.26)	$(3.62)	$1.14	$0.09
Cumulative effect of change in accounting principle	—	—	—	—	—	—	(0.28)

Net income (loss) per share	$(5.67)	$1.87	$(2.72)	$(1.26)	$(3.62)	$1.14	$(0.19)

Dividends per common share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets	$2,808,177	$2,247,946	$2,578,271	$2,185,234	$1,677,431	$1,332,553	$804,242
Total debt(7)	432,815	772,602	432,815	772,251	671,901	524,108	344,125
Long-term debt(8)	250,000	575,176	250,000	559,331	488,505	330,711	336,310
Other information:
Shipments — Primary aluminum:
Direct shipment pounds (000)	293,223	290,057	1,171,889	1,152,617	1,153,731	1,179,824	1,126,542
Toll shipment pounds (000)	147,086	116,964	518,945	346,390	203,967	138,248	—
Average LME per pound	$1.244	$1.271	$1.197	$1.166	$0.861	$0.778	$0.649
Average Midwest premium per pound	$0.039	$0.032	$0.031	$0.055	$0.056	$0.068	$0.037
Average realized price per pound:
Direct shipments	$1.17	$1.15	$1.13	$1.09	$0.86	$0.83	$0.69
Toll shipments	$0.86	$0.98	$0.91	$0.88	$0.67	$0.62	—

(1)	Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $285.9 million, or $6.97 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting. For this period, the after-tax mark-to-market losses on the Financial Sales Contracts were $285.8 million.

(2)	Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $328.3 million, or $8.83 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting. For this period, the after-tax mark-to-market losses on the Financial Sales Contracts were $329.7 million.

(3)	Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $241.7 million, or $7.46 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting and by a gain on the sale of surplus land. For this period, the after-tax mark-to-market losses on the Financial Sales Contracts were $244.1 million.

(4)	Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $198.2 million, or $6.17 per basic share, for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting. For this period, the after-tax mark-to-market losses on the Financial Sales Contracts were $192.3 million.

(5)	Income (loss) before cumulative effect of change in accounting principle and net income (loss) include an after-tax charge of $30.4 million, or $1.06 per basic share, for a loss on early extinguishment of debt.

(6)	We adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” on January 1, 2003. As a result, we recorded a one-time, non-cash charge of $5.9 million, for the cumulative effect of a change in accounting principle.

(7)	Total debt includes all long-term debt obligations and any debt classified as short-term obligations, including current portion of long-term debt, the IRBs and the 1.75% convertible senior notes.

(8)	Long-term debt obligations are all payment obligations under long-term borrowing arrangements, excluding the current portion of long-term debt.

IMPACT ON CENTURY’S FINANCIAL STATEMENTS OF TERMINATION OF
FINANCIAL SALES CONTRACTS WITH GLENCORE

Accounting Treatment of Financial Sales Contracts.  On July 7, 2008, Century and Glencore Ltd. agreed to terminate the Financial Sales Contracts. See “Certain Relationships and Related Transactions — Termination of Financial Sales Contracts With Glencore” on page S-15. Each month these contracts were marked-to-market based on the LME forward market prices for primary aluminum. Gains or losses were recognized in our consolidated statement of operations and an asset or liability was recognized on our consolidated balance sheet. The Financial Sales Contracts had a designated volume that was net settled in cash monthly. As the contracts were in a liability position, each month we made a cash payment to our counterparty and reduced the associated contract liability.

Termination of Financial Sales Contracts.  The termination of these Financial Sales Contracts had a significant impact on our financial statements. The liabilities for these contracts were included in our consolidated balance sheet in the Due to Affiliates line items (both current and non-current). All of the Due to Affiliates — non-current portion balance related to these contracts and a portion of the Due to Affiliates — current portion balance related to these contracts have been eliminated as part of the transaction. As of March 31, 2008, the Due to Affiliates — non-current portion balance related to these contracts was $1.2 billion and the Due to Affiliates — current portion balance related to these contracts was $267 million. The remainder of the Due to Affiliates — current portion balance represents amounts we owe Glencore for normal ongoing commercial activities.

The consideration we paid in the termination transaction was a combination of cash and the issuance of a new class of non-voting preferred stock, which is convertible into 16,000,000 shares of common stock. See “Description of Stock — Preferred Stock” on page S-24. We paid $225 million of the cash component through the sale of a portion of our short-term investments. We deferred the payment of the remainder of the cash component through a deferred settlement provision in the Termination Agreement; we intend to pay a portion of the deferred settlement amount with the net proceeds of this offering. See “Use of Proceeds” on page S-8. The Termination Agreement requires us to make minimum monthly payments of $25 million on the deferred amount. The financing of the termination transaction lowers our cash and short-term investment balances and increases our equity balances. In addition, we recorded a liability for the deferred settlement amount. The application of the net proceeds of this offering to pay a portion of the deferred settlement amount would reduce that liability. As noted above, the remainder of the consideration for the termination transaction was paid in the form of shares of Series A Convertible Preferred Stock that increased our equity by an additional $978 million.

The total liability (current and long-term portions) for the Financial Sales Contracts on our balance sheet was $1.47 billion as of March 31, 2008 and increased during the period between March 31, 2008 and July 8, 2008, the day of the consummation of the termination transaction. The settlement value was $1.7 billion and we estimate total fees and expenses related to the termination of approximately $10 million.

Following the termination, we will not record gain or loss on forward contracts relating to the terminated Financial Sales Contracts on our statement of operations. Substantially all of the net losses on forward contracts in 2007 and the first quarter of 2008 related to the terminated Financial Sales Contracts. We will also no longer make cash payments under such contracts.

Preferred Stock.  The Series A Convertible Preferred Stock issued in the termination transaction will be classified as equity on our balance sheet. The Series A Convertible Preferred Stock is a common stock equivalent and will be reflected in our diluted earnings per share calculation. For the diluted earnings per share calculation, the Series A Convertible Preferred Stock is assumed to be converted at the beginning of the period and the resulting common shares are included in the denominator of the diluted earnings per share calculation.

Deferred Tax Impact.  We have recognized a significant cumulative loss over the term of the Financial Sales Contracts and, as a result, we have recorded a significant deferred tax asset on this loss. As of March 31, 2008, we had current and long-term deferred tax assets totaling $516 million associated with these contracts recorded in our consolidated balance sheet. Unlike the liabilities associated with these contracts, the deferred tax assets were not derecognized immediately upon the completion of the termination transaction. The deferred tax assets will be amortized over the remaining term of the contracts through 2015. The amortization of the deferred tax asset through 2015 will be based on the tax effect of a hypothetical settlement of the Financial Sales Contracts with the contract value measured using the forward market price of primary aluminum as of the termination transaction date. The amortization is expected to be approximately $77 million in 2008, $96 million in 2009, and then decreasing each year to $44 million in 2015.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Recent Transactions with Glencore

As of December 31, 2007, we had outstanding forward financial sales contracts with Glencore for 694,200 metric tons of primary aluminum, of which 9,000 metric tons were designated as cash flow hedges. These cash flow hedges were scheduled for settlement at various dates through 2008. In November 2004 and June 2005, we entered into forward financial sales contracts with Glencore for the years 2006 through 2010 and 2008 through 2015, (“Financial Sales Contracts”) for a minimum of 300,600 and 460,200 metric tons of primary aluminum, respectively, over the entire terms of the contracts, which contained clauses that triggered additional shipment volume when the market price for a contract month was above the contract ceiling price. These contracts were recently terminated. These contracts were to be settled monthly and, if the market price exceeded the ceiling price for all contract months through each contract’s term, as of December 31, 2007 the maximum remaining additional shipment volume under each set of contracts would have been 225,000 and 460,200 metric tons, respectively.

Financial Sales Contract Cash Settlement Sensitivity

Cash payments for the historical settlements of the recently terminated Financial Sales Contracts with Glencore were based on the contract shipment volume, contract price and the actual LME price for primary aluminum for the corresponding period. In the first quarter of 2008, we settled 50,100 metric tons, which consisted of the original contract volume plus the additional volume that was triggered when the LME exceeded certain thresholds. Our cash payments for the contract settlements in the first quarter of 2008 were $52.3 million. An increase (decrease) in the average LME price for primary aluminum of $100/metric ton would have increased (decreased) our cash payment $5.0 million for the quarter.

In 2009 and 2010, the quarterly contract volumes, including the additional triggered volume, would have been 52,500 metric tons; in 2011 through 2015, quarterly settlements would have been for 37,500 metric tons, including the additional triggered volume.

Termination of Financial Sales Contracts with Glencore

On July 7, 2008, Century and Glencore Ltd. agreed to terminate the Financial Sales Contracts upon the payment by Century to Glencore Ltd. of $730.2 million in cash (with a portion being deferred) and upon the issuance by Century to Glencore Investment Pty Ltd of 160,000 shares of non-voting preferred stock, which is convertible in 16,000,000 shares of common stock. Glencore Investment Pty Ltd is an affiliate of Glencore International AG, the beneficial owner of approximately 28.5% of our issued and outstanding common stock. In connection with this transaction, Glencore has agreed to certain limitations on its ability to acquire additional shares of our common stock and subject to certain limited exceptions may not increase its voting interest in Century above 28.5% until April 7, 2009. From April 8, 2009 to January 7, 2010, Glencore may not acquire more than 49% of our voting securities. Under the terms of this transaction, Glencore has also agreed to forego or restrict certain actions, including unsolicited business combination proposals, tender offers, proxy contests and sales of its preferred shares for a limited period of time. We have given Glencore registration rights whereby we have agreed from time to time, subject to certain restrictions, to register with the SEC the offer and sale of the common stock into which its shares of Series A Convertible Preferred Stock are convertible. Together, the shares of our common stock and preferred stock beneficially owned by Glencore give Glencore an approximate 48.5% economic ownership of Century.

Committee of Independent Directors

In accordance with our Related Party Transaction Policy (described below under “Related Person Transaction Policy”), a committee of independent directors, consisting of all Century directors other than Mr. Kruger, our president and CEO, and Mr. Strothotte, Glencore’s non-executive Chairman of the Board, determined that (a) the terms of the transaction were fair and reasonable to Century and substantially the same as would apply if Glencore was not a related party and (b) the transaction was in the business interests of Century.

The termination of the Financial Sales Contracts with Glencore Ltd. is governed by the following principal agreements and documents, all of which are dated July 7, 2008.

Termination Agreement

This agreement provides for the termination of the Financial Sales Contracts with Glencore upon the payment by Century to Glencore of $730.2 million and upon the issuance by Century to an affiliate of Glencore of 160,000 shares of non-voting preferred stock which is convertible into 16 million shares of common stock. Of the cash payment, Century has deferred payment of $505.2 million until August 31, 2008. If Century fails to pay this deferred amount by such date, Century is required to make minimum monthly payments of $25 million, commencing September 1, 2008 and continuing until December 31, 2009, on which day Century must pay the entire unpaid deferred amount. The deferred amount will accrue interest at the rate of LIBOR plus 2.50 percent per annum. In addition, Century must apply the net proceeds received from any public or private offering of debt or equity securities (other than issuances of securities in any business combination transaction or pursuant to employee benefit plans or arrangements, or to the extent that net proceeds are used to finance the acquisition of any plant, equipment or other property or to refinance existing indebtedness) to the prepayment of the unpaid deferred amount. Century may prepay the deferred amount at any time without penalty. We plan to apply the net proceeds of this offering to the payment of a portion of the deferred amount under the Termination Agreement.

Stock Purchase Agreement

In partial consideration for the termination of the Financial Sales Contracts under the Termination Agreement, we have agreed to issue to an affiliate of Glencore 160,000 shares of our Series A Convertible Preferred Stock, a new class of preferred stock authorized by our Board of Directors. We valued the shares of Series A Convertible Preferred Stock at $6,115 per share, based on the closing price of our common stock into which the shares of Series A Convertible Preferred Stock are convertible on the date of purchase, as reported by the Nasdaq Global Select Market. The rights, preferences and privileges of the Series A Convertible Preferred Stock are governed by the Certificate of Designation (described below under “Certificate of Designation”) and described below in “Description of Stock — Preferred Stock — Series A Convertible Preferred Stock” on page S-24.

Certificate of Designation

The rights, preferences and privileges of the Series A Convertible Preferred Stock are governed by the Certificate of Designation which we have filed with the Delaware Secretary of State. All shares of Series A Convertible Preferred Stock are held by Glencore or its affiliates. Subject to certain exceptions, Glencore is prohibited from transferring these preferred shares other than to an affiliate. The principal terms of the Series A Convertible Preferred Stock are described below in “Description of Stock — Preferred Stock — Series A Convertible Preferred Stock” on page S-24.

Standstill and Governance Agreement

As a part of our issuance of the Series A Convertible Preferred Stock, Glencore has agreed to refrain from taking certain actions. These actions are summarized below:

Acquisition of Additional Voting Securities.  Except for limited circumstances set forth in the agreement, Glencore may not acquire more than 28.5% of our voting securities until April 7, 2009. From April 8, 2009 to January 7, 2010, Glencore may not acquire more than 49% of our voting securities. If a third party makes a tender or exchange offer for the majority of our outstanding common stock and we do not recommend against such offer and adopt a stockholders’ rights plan, Glencore is permitted to make (a) a confidential business combination proposal to our independent directors or (b) a competing tender or exchange offer for all of our outstanding shares of common stock, followed by a merger to exchange any shares not tendered or exchanged in such offer.

Restrictions on Certain Actions.  During the period prior to April 8, 2009, Glencore may not take the following actions, which restrictions will lapse upon a third party exchange or tender offer, as described above under the caption “Acquisition of Additional Voting Securities”:

•	seek to elect members of our Board of Directors (other than one director nominated by Glencore under the agreement) or seek to remove any such member or withhold approval for such member;

•	submit or cause others to submit stockholder proposals;

•	other than as permitted under the agreement, submit business combination proposals or seek to control us or our Board of Directors or encourage or support others to do so;

•	publicly announce any business combination proposal;

•	solicit proxies in opposition or otherwise oppose any recommendation of the Board of Directors;

•	except as permitted by the agreement, form or join any group relating to our securities; or

•	take other similar actions.

Business Combination Proposals.  During the period prior to April 8, 2009, Glencore may not submit business combination proposals to our Board of Directors unless in writing and delivered to a committee of independent directors in a manner which does not require public disclosure, or invited to do so by our committee of independent directors; thereafter, until termination of this agreement (as described below), Glencore may submit such proposals, provided that any such proposal has to be approved by our independent directors before it can be adopted.

Board Nominees.  Glencore may submit to our Board of Directors one Class I nominee to stand for election to our Board of Directors. Inclusion of such nominee is subject to the consent of a majority of the members of our governance and nominating committee, subject to the reasonable exercise of the fiduciary duties of such members.

Voting.  Other than with respect to its nominee, Glencore must vote its shares of our common stock for other nominees for election to our Board of Directors proportionally with our other stockholders prior to April 8, 2009. In all other matters, Glencore may vote its shares of our common stock in its sole discretion.

Termination.  The right of Glencore to nominate one nominee to our Board of Directors will terminate if Glencore holds less than 10% of our equity securities for a period of three continuous months. The restrictions on Glencore’s ability to vote, acquire additional equity securities and take other actions prohibited by the Standstill and Governance Agreement will terminate at the earliest of the following: (a) Glencore holds less than 10% of our equity securities for a period of three continuous months, (b) the consummation of a business combination or tender or exchange offer, (c) January 7, 2010, and (d) a third party acquires 20% or more of our voting securities and we do not adopt a stockholder rights plan in response to such acquisition.

Registration Rights Agreement

We have granted Glencore registration rights with respect to shares of our common stock into which the Series A Convertible Preferred Stock may be converted. Glencore’s right to require Century to file a registration statement to register such shares becomes effective on November 5, 2008. As described above, the shares of Series A Convertible Preferred Stock convert into shares of our common stock if sold by Glencore in a widely-distributed registered public offering under the Securities Act of 1933, as amended.

We have agreed to register such offerings no more frequently than once every nine months, in minimum offerings of $100 million, and not more than six offerings in total. In these offerings, the parties have agreed to bear their own expenses. Glencore may also participate in any of our public offerings as a selling shareholder, subject to customary rights to limit the number of shares Glencore may sell in such an offering. Glencore is not a selling shareholder in this offering. We may also defer Glencore’s right to register and sell shares according to customary time limits. We have also provided Glencore with customary indemnification rights in connection with such offerings.

Related Person Transaction Policy

In March 2007, our Board of Directors adopted an expanded and updated written policy and written procedures for the review, approval and monitoring of transactions involving Century or its subsidiaries and “related persons.” For the purposes of the policy, “related persons” include executive officers, directors and director nominees and their immediate family members, and stockholders owning five percent or greater of our outstanding stock and their family members. In December 2007, our Board of Directors modified this policy to provide that certain transactions will be approved by the independent directors acting as a separate body. A copy of our Related Person Transaction Policy is available in the Investor section of our website, www.centuryaluminum.com, under the tab “Corporate Governance.”

Our Related Person Transaction Policy is administered by the Audit Committee and applies to all related person transactions entered into after its adoption. This policy applies, subject to certain specific exclusions, to any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which Century or any of its subsidiaries was or is to be a participant and where any related person had or will have a direct or indirect interest. Transactions involving less than $50,000 are not subject to review and approval under the policy. In addition, the policy defines certain ordinary course transactions with Glencore Ltd. that are not material and not subject to review and approval under the policy, although those transactions are otherwise reviewed and approved by our Audit Committee. Pursuant to the policy, the Audit Committee is responsible for reviewing qualifying related person transactions. However, all transactions with Glencore Ltd. for new supply agreements are subject to review under the policy and any other transaction the Audit Committee Chair determines is material is reviewed by the independent directors, acting as a separate body of our Board of Directors. Based on its consideration of all relevant facts and circumstances, whether the transaction is on terms that are fair and reasonable to Century and whether the transaction is in the business interests of Century, the Audit Committee or independent directors, as the case may be, will decide whether or not to approve or ratify such transaction. If a related person transaction is submitted to the Audit Committee after the commencement of the transaction, the Audit Committee or independent directors, as the case may be, will evaluate all options available, including the ratification, rescission or termination of such transaction.

Approval of Transactions with Glencore

Prior to our initial public offering in April 1996, we were an indirect, wholly-owned subsidiary of Glencore International AG. As of July 8, 2008, Glencore International AG, our largest stockholder, owned 28.5% of our outstanding common stock. Glencore International AG is an important business partner, as a customer, a supplier of alumina to our facilities, and from time to time has been a counterparty to our metal hedges. During 2007, all transactions with Glencore International AG (or its affiliates) were approved by the

Audit Committee or by a special committee comprised solely of independent directors. Mr. Willy R. Strothotte, a director, is Chairman of the board of directors of Glencore International AG and served as its Chief Executive Officer from 1993 through 2001.

Purchases from Glencore

In 2007, we purchased alumina and primary aluminum from Glencore International AG on both a spot and long-term contract basis. In 2007, we purchased $168.9 million of alumina from Glencore International AG under long-term alumina supply contracts at prices that were based on the London Market Exchange (LME) price for primary aluminum. We believe that 100% of the alumina purchased under these contracts was purchased at prices which approximated market. We also purchased $10.1 million of alumina from Glencore International AG in 2007 on a spot basis. We determined the market price for the spot alumina we purchased based on a survey of suppliers at the time that had the ability to deliver spot alumina on the specified terms. Based on this survey, we believe that all of the spot alumina purchased from Glencore International AG in 2007 was purchased at market prices. During 2007, we purchased from Glencore International AG all of our alumina requirements for our Ravenswood, West Virginia production facility and for a portion of our 49.7% interest in a Mt. Holly, South Carolina production facility under separate supply agreements. The supply agreement for Ravenswood runs through December 31, 2009. The supply agreement for 46% of our requirements for Mt. Holly ran through January 31, 2008.

Sales to Glencore

We sold primary aluminum to Glencore International AG in 2007 on both a spot and long-term contract basis. For the year ended December 31, 2007, net sales to Glencore International AG amounted to $348.4 million, excluding gains and losses realized on the settlement of cash flow hedges. Sales of primary aluminum to Glencore International AG amounted to 19.4% of our total revenues in 2007.

In 2007, we sold $223.8 million in primary aluminum under our long-term sales contracts with Glencore at prices based on the LME price for primary aluminum, as adjusted to reflect the Midwest Premium (a premium typically added for deliveries of aluminum within the U.S.). In addition, we received $124.6 million in tolling fees from Glencore in 2007 under tolling contracts that provide for delivery of primary aluminum produced at our Grundartangi facility. The fee paid by Glencore under these tolling contracts is based on the LME price for primary aluminum, as adjusted to reflect the reduced European Union import duty paid on Icelandic primary aluminum. We believe that 100% of the transactions with Glencore under these contracts were at market prices.

We have a long-term contract to sell Glencore approximately 50,000 metric tons of primary aluminum produced at Mt. Holly each year through December 31, 2009, at a variable price determined by reference to the LME. We have a long-term contract to sell Glencore 20,400 metric tons per year of primary aluminum produced at Ravenswood and Mt. Holly through December 31, 2013, at a variable price based on the LME, adjusted by a negotiated U.S. Midwest market premium with a cap and floor as applied to the current U.S. Midwest premium.

Other Transactions with Glencore

We are party to separate ten-year and seven-year LME-based alumina tolling agreements with Glencore, for 90,000 and 40,000 metric tons of capacity per year, respectively, at our Grundartangi production facility in Iceland, which run through 2016 and 2014, respectively. In December 2005, Glencore assigned 50% of its tolling rights under the ten-year agreement to Hydro Aluminium AS for the period 2007 to 2010. Deliveries under these agreements commenced in July 2006 and June 2007.

We signed a long-term agreement to buy alumina from Glencore in April 2008. The terms of this alumina contract were previously agreed to in November 2007. Glencore has agreed to supply Century with 290,000 metric tons of alumina in 2010, 365,000 metric tons in 2011, 450,000 metric tons in 2012, 450,000 metric tons in 2013, and 730,000 metric tons in 2014. The alumina price will be indexed to the LME price of primary aluminum.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information concerning the beneficial ownership of our common stock as of July 8, 2008 (except as otherwise noted) by each person known by us to be the beneficial owner of five percent or more of the outstanding shares of our common stock. The percent of class shown below is based on 41,153,410 shares of common stock outstanding as of July 7, 2008.

Based on discussions with Glencore, we understand that Glencore has indicated interest in subscribing to a significant portion of this offering. Glencore has not made such a subscription and will not enter into a binding agreement, if at all, until after we price this transaction.

	Amount and Nature of
Name	Beneficial Ownership (1)	Percent of Class

Glencore International AG(2)	11,706,307	28.5
The Guardian Life Insurance Company of America(3)	4,216,966	10.3
Citadel Limited Partnership(4)	2,152,677	5.2
SAC Capital Advisors, LLC(5)	2,113,733	5.1

(1)	Each entity has sole voting and investment power, except as otherwise indicated.

(2)	Based on information set forth in a Schedule 13D/A filed on July 8, 2008, by Glencore International AG, Glencore Investments AG, Glencore AG, Glencore Investment Pty Ltd and Glencore Holding AG (“Glencore”). The principal business address of each of Glencore International AG, Glencore Investments AG, Glencore AG and Glencore Holding AG is Baarermattstrasse 3, P.O. Box 555, CH 6341, Baar, Switzerland. The principal business address of Glencore Investment Pty Ltd is Level 4, 30 The Esplanade, Perth, 6000, Australia. Glencore reports that these shares will be transferred to Glencore Investment Pty Ltd pursuant to planned intercompany transfers within 60 days of July 8, 2008. The above information as to Glencore’s beneficial ownership of our outstanding common stock excludes the 16,000,000 shares of our common stock issuable upon conversion of Series A Convertible Preferred Stock owned by Glencore Investment Pty Ltd, which are convertible only upon the occurrence of events that have not transpired and that are outside of the control of Glencore Investment Pty Ltd, or in circumstances that would not result in an increase in the percentage of the outstanding shares of our common stock beneficially owned by Glencore. The rights, preferences and privileges of the Series A Convertible Preferred Stock are described below in “Description of Stock — Preferred Stock — Series A Convertible Preferred Stock” on page S-24.

(3)	Based on information set forth in a Schedule 13G filed on February 8, 2008, by The Guardian Life Insurance Company (“Guardian”), Guardian Investor Services LLC (“GIS”), and RS Investment Management Co. LLC (“RIMC”) (collectively, the “Guardian Reporting Persons”). Guardian is an insurance company and the parent company of GIS and RIMC. GIS is a registered investment adviser, a registered broker-dealer, and the parent company of RIMC, a registered investment adviser. The Guardian Reporting Persons each share voting and investment power over 4,216,966 shares. The business address of the Guardian Reporting Persons is 7 Hanover Square, New York, New York 10004.

(4)	Based on information set forth in a Schedule 13G filed on February 8, 2008, Citadel Limited Partnership shares voting and investment power with respect to all of the reported shares with Citadel Investment Group, L.L.C., Citadel Investment Group II, L.L.C., Citadel Limited Partnership, Citadel Holdings I LP, Citadel Holdings II LP, Citadel Advisors LLC, Citadel Equity Fund Ltd., Citadel Derivatives Group LLC, Citadel Derivatives Trading Ltd. and Kenneth Griffin (collectively, the “Citadel Reporting Persons”). The business address for the Citadel Reporting Persons is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(5)	Based on information set forth in a Schedule 13G/A filed on February 14, 2008 by: (i) S.A.C. Capital Advisors, LLC (“SAC Capital Advisors”) with respect to shares beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”) and S.A.C. Select Fund, LLC (“SAC Select Fund”); (ii) S.A.C. Capital Management, LLC (“SAC Capital Management”) with respect to shares beneficially owned by SAC Capital Associates and SAC Select Fund; (iii) SAC Capital Associates with respect to shares beneficially owned by it; and (iv) Steven A. Cohen with respect to shares beneficially owned by

SAC Capital Advisors, SAC Capital Management, SAC Capital Associates and SAC Select Fund. The address of the principal business office of (i) SAC Capital Advisors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022, and (iii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

DESCRIPTION OF STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of July 7, 2008, we had 41,153,410 shares of our common stock outstanding and 632,360 shares of our common stock issuable upon exercise of outstanding stock options service based awards and performance share units under our stock option plans and approximately 3,649,819 shares of our common stock reserved for future issuance under our stock option plans and for awards of service based awards and performance share units, and 16,000,000 shares of our common stock reserved for future issuance upon conversion of our Series A Convertible Preferred Stock. As of July 8, 2008, 160,000 shares of our Series A Convertible Preferred Stock, par value $0.01 per share, were outstanding.

The following summary description does not purport to be complete and is qualified in its entirety by the Delaware General Corporation Law, or DGCL, our restated certificate of incorporation, our certificate of designation, preferences and rights of our Series A Convertible Preferred Stock, and our amended and restated bylaws, which have been filed as exhibits to our filings with the SEC. See “Where You Can Find More Information” on page S-35. Reference is made to the DGCL, our certificate of incorporation, our certificate of designation and our bylaws for a detailed description of the provisions we have summarized below.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all the directors standing for election. Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors, including our Series A Convertible Preferred Stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors from funds which are legally available for that purpose. Upon the liquidation, dissolution or winding up of Century Aluminum, the holders of our common stock are entitled to receive ratably any of our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock, including our Series A Convertible Preferred Stock.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All shares of our common stock currently outstanding are, and those to be issued upon the completion of any offering under a prospectus supplement will be, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which are currently outstanding, including our Series A Convertible Preferred Stock, or which we may designate and issue in the future.

The rights, preferences and privileges of holders of our common stock may be modified, as permitted by the DGCL, by amendments to our certificate of incorporation or bylaws. Subject to the provisions of our certificate of incorporation, our bylaws may be altered, amended or repealed either by the affirmative vote of a majority of the board of directors at any regular or special meeting of the board of directors, or by the affirmative vote of the holders of record of at least 66-2/3 percent of the voting power of the outstanding shares of capital stock of the corporation entitled to vote at an annual meeting or at any special meeting at which a quorum shall be present. Our certificate of incorporation may be amended, except as described below under “Certain Provisions That May Have an Anti-Takeover Effect” by resolution of our board of directors which is approved by a majority of the shares of capital stock entitled to vote thereon.

Our bylaws provide that annual meetings of stockholders will be held each year on such date, and at such time, as will be fixed by our board of directors. Written notice of the time and place of the annual meeting must generally be given by mail to each stockholder entitled to vote at least ten days prior to the date of the annual meeting. Our certificate of incorporation and bylaws also provide that, subject to the rights of the holders of any class or series of our preferred stock, special meetings of the stockholders may only be called pursuant to a resolution adopted by a majority of the board of directors or the executive committee. Stockholders are not permitted to call a special meeting or to require the board or executive committee to call a special meeting of stockholders.

Preferred Stock

Under our certificate of incorporation, our board of directors is authorized to issue up to 5,000,000 shares of preferred stock without any vote or action by the holders of our common stock. Our board of directors may issue preferred stock in one or more series and determine for each series the dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting that series, as well as the designation thereof. Depending upon the terms of preferred stock established by our board of directors, any or all of the preferred stock could have preference over the common stock with respect to dividends and other distributions and upon the liquidation of Century. In addition, issuance of any shares of preferred stock with voting powers may dilute the voting power of the outstanding common stock.

Series A Convertible Preferred Stock

Shares Authorized and Outstanding.  The number of shares of our Series A Convertible Preferred Stock authorized to be issued and outstanding, as of July 8, 2008, was 160,000. All shares of Series A Convertible Preferred Stock are held by Glencore Ltd. or its affiliates and were issued by Century to Glencore Investment Pty Ltd in connection with the termination of the Financial Sales Contracts on July 8, 2008. See “Certain Relationships and Related Transactions — Recent Transactions with Glencore” on page S-16 and “— Termination of Financial Sales Contracts with Glencore” on page S-16. Subject to certain exceptions, Glencore Ltd. is prohibited from transferring these preferred shares except to an affiliate.

Dividend Rights.  So long as any shares of our Series A Convertible Preferred Stock are outstanding, we may not pay or declare any dividend or make any distribution upon or in respect of our common stock or any other capital stock ranking on a parity with or junior to the Series A Convertible Preferred Stock in respect of dividends or liquidation preference, unless we, at the same time, declare and pay a dividend or distribution on the shares of Series A Convertible Preferred Stock (a) in an amount equal to the amount such holders would receive if they were the holders of the number of shares of our common stock into which their shares of Series A Convertible Preferred Stock are convertible as of the record date fixed for such dividend or distribution, or (b) in the case of a dividend or distribution on other capital stock ranking on a parity with or junior to the Series A Convertible Preferred Stock in such amount and in such form as (based on the determination of holders of a majority of the Series A Convertible Preferred Stock) will preserve, without dilution, the economic position of the Series A Convertible Preferred Stock relative to such other capital stock.

Voting Rights.  Except as otherwise provided in the Certificate of Designation, and as otherwise required by law, the Series A Convertible Preferred Stock has no voting rights; provided, however, that, so long as any shares of Series A Convertible Preferred Stock are outstanding, we may not, whether by merger, consolidation or otherwise (but excluding any transaction where shares of Series A Convertible Preferred Stock are automatically converted into common stock of Century or are redeemed), without the affirmative vote of the holders of a majority of the shares of Series A Convertible Preferred Stock then outstanding (voting separately as a class), change the powers, preferences or rights given to the Series A Convertible Preferred Stock through an amendment to the Certificate of Designation or our certificate of incorporation or otherwise, or authorize, create or issue any additional shares of Series A Convertible Preferred Stock.

Liquidation Rights.  Upon any liquidation, dissolution or winding-up of Century, the holders of shares of Series A Convertible Preferred Stock are entitled to receive a preferential distribution of $0.01 per share out of the assets available for distribution. In addition, upon any liquidation, dissolution or winding-up of Century, whether voluntary or involuntary, if our assets are sufficient to make any distribution to the holders of the common stock, then the holders of shares of Series A Convertible Preferred Stock are also entitled to share ratably with the holders of common stock, any stock that ranks on parity with the common stock in respect of liquidation preference, and any other stock that is otherwise entitled to share ratably with the common stock in the distribution of assets in liquidation, in the distribution of Century’s assets (as though the holders of Series A

Convertible Preferred Stock were holders of that number of shares of common stock into which their shares of Series A Convertible Preferred Stock are convertible). However, the amount of any such distribution will be reduced by the amount of the preferential distribution received by the holders of the Series A Convertible Preferred Stock.

Transfer Restrictions.  Except for certain permitted encumbrances by lenders and other pledgees, Glencore is prohibited from transferring shares of Series A Convertible Preferred Stock to any party other than an affiliate who agrees to become bound by the Standstill and Governance Agreement described in “Certain Relationships and Related Transactions — Termination of Financial Sales Contracts with Glencore” on page S-16. Any lender or pledgee to which Glencore grants a pledge of or mortgage or similar encumbrance on Series A Convertible Preferred Stock is required to agree to terms and provisions which require that any further transfer of such shares of Series A Convertible Preferred Stock held by such lender or pledgee may be effected only as a sale of the shares of common stock into which such shares of Series A Convertible Preferred Stock are convertible. Such sale must take place in a widely distributed offering pursuant to an effective registration statement under, and otherwise in accordance with, the Registration Rights Agreement described below in “Registration Rights.”

Automatic Conversion.  The Series A Convertible Preferred Stock automatically converts, without any further act of Century or any holders of Series A Convertible Preferred Stock, into shares of common stock, at a conversion ratio of 100 shares of common stock for each share of Series A Convertible Preferred Stock, upon the occurrence of any of the following automatic conversion events:

•	If we sell or issue shares of common stock or any other stock that votes generally with our common stock, or the occurrence of any other event, including a sale, transfer or other disposition of common stock by Glencore, as a result of which the percentage of voting stock held by Glencore decreases, an amount of Series A Convertible Preferred Stock will convert to common stock to restore Glencore to its previous ownership percentage;

•	If shares of Series A Convertible Preferred Stock are transferred to an entity that is not an affiliate of Glencore, such shares of Series A Convertible Preferred Stock will convert to shares of our common stock, provided that such transfers may only be made pursuant to an effective registration statement under, and otherwise in accordance with, the Registration Rights Agreement, as described in greater detail below under the caption “Registration Rights”;

•	Upon a sale of Series A Convertible Preferred Stock by Glencore in compliance with the provisions of Rule 144 under the Securities Act of 1933, as amended, and in a transaction in which the shares of Series A Convertible Preferred Stock and our common stock issuable upon the conversion thereof are not directed to any purchaser, such shares of Series A Convertible Preferred Stock sold will convert to shares of our common stock; and

•	Immediately prior to and conditioned upon the consummation of a merger, reorganization or consolidation to which we are a party or a sale, abandonment, transfer, lease, license, mortgage, exchange or other disposition of all or substantially all of our property or assets, in one or a series of transactions where, in any such case, all of our common stock would be converted into the right to receive, or exchanged for, cash and/or securities, other than any transaction in which the Series A Convertible Preferred Stock will be redeemed, as described in greater detail below under the caption “Right of Redemption.”

Optional Conversion.  Glencore has the option to convert the Series A Convertible Preferred Stock in a tender offer or exchange offer in which a majority of the outstanding shares of our common stock have been tendered by the holders thereof and not duly withdrawn at the expiration time of such tender or exchange offer, so long as the Series A Convertible Preferred Stock is tendered or exchanged in such offer.

Stock Combinations; Adjustments.  If, at any time while the Series A Convertible Preferred Stock is outstanding, Century combines outstanding common stock into a smaller number of shares, then the number of shares of common stock issuable on conversion of each share of Series A Convertible Preferred Stock will be decreased in proportion to such decrease in the aggregate number of shares of common stock outstanding.

Redemptions or Repurchases of Common Stock.  We may not redeem or purchase our common stock or any other class of our capital stock on parity with or junior to the Series A Convertible Preferred Stock unless we redeem or purchase, or otherwise make a payment on, a pro rata number of shares of the Series A Convertible Preferred Stock. These restrictions do not apply to our open market repurchases or our repurchases pursuant to our employee benefit plans.

Right of Redemption.  The Series A Convertible Preferred Stock will be redeemed by Century if any of the following events occur (at a redemption price based on the trading price of our common stock prior to the announcement of such event) and Glencore votes its shares of our common stock in opposition to such events:

•	We propose a merger, reorganization or consolidation, sale, abandonment, transfer, lease, license, mortgage, exchange or other disposition of all or substantially all of our property or assets where any of our common stock would be converted into the right to receive, or exchanged for, assets other than cash and/or securities traded on a national stock exchange or that are otherwise readily marketable, or

•	We propose to dissolve and wind up and assets other than cash and/or securities traded on a national stock exchange or that are otherwise readily marketable are to be distributed to the holders of our common stock.

Registration Rights.  In connection with the termination of our Financial Sales Contracts with Glencore, we have granted Glencore registration rights with respect to shares of our common stock into which the Series A Convertible Preferred Stock may be converted. Glencore’s right to require Century to file a registration statement to register such shares becomes effective on November 5, 2008. As described above, the shares of Series A Convertible Preferred Stock convert into shares of our common stock if sold by Glencore in a widely-distributed registered public offering under the Securities Act of 1933, as amended.

We have agreed to register such offerings no more frequently than once every nine months, in minimum offerings of $100 million, and not more than six offerings in total. In these offerings, the parties have agreed to bear their own expenses. Glencore may also participate in any of our public offerings as a selling shareholder, subject to customary rights to limit the number of shares Glencore may sell in such an offering. Glencore is not a selling shareholder in this offering. We may also defer Glencore’s right to register and sell shares according to customary time limits. We have also provided Glencore with customary indemnification rights in connection with such offerings.

Certain Provisions That May Have an Anti-Takeover Effect

The provisions of our certificate of incorporation and bylaws and the DGCL summarized in the following paragraphs may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

Issuance of preferred stock.  Our certificate of incorporation provides our board of directors with the authority to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof.

Business combinations.  In addition to any affirmative vote required by law, our certificate of incorporation requires either: (1) the approval of a majority of the disinterested directors, (2) the approval of the holders of at least two-thirds of the aggregate voting power of the outstanding voting shares of Century, voting as a class, or (3) the satisfaction of certain minimum price requirements and other procedural requirements, as preconditions to certain business combinations with, in general, a person who is the beneficial owner of 10% or more of our outstanding voting stock.

Classified board.  Our certificate of incorporation provides for a classified board of directors consisting of three classes as nearly equal in size as is practicable. Each class holds office until the third annual meeting for election of directors following the election of such class.

Number of directors; removal; vacancies.  Our certificate of incorporation provides that the number of directors shall not be less than 3 nor more than 11. The directors shall have the exclusive power and right to set the exact number of directors within that range from time to time by resolution adopted by vote of a majority of the entire board of directors. The board can only be increased over 11 through amendment of our restated certificate of incorporation which requires a resolution of the board and the affirmative vote of the holders of at least two-thirds of the aggregate voting power of the outstanding shares of stock generally entitled to vote, voting as a class.

Our certificate of incorporation and bylaws further provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock generally entitled to vote, voting as a class. In addition, interim vacancies or vacancies created by an increase in the number of directors may be filled only by a majority of directors then in office. The foregoing provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

No stockholder action by written consent; special meetings.  Our certificate of incorporation generally provides that stockholder action may be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws also provide that, subject to the rights of the holders of any class or series of our preferred stock, special meetings of the stockholders may only be called pursuant to a resolution adopted by a majority of the board of directors or the executive committee. Stockholders are not permitted to call a special meeting or to require the board or executive committee to call a special meeting of stockholders. Any call for a meeting must specify the matters to be acted upon at the meeting. Stockholders are not permitted to submit additional matters or proposals for consideration at any special meeting.

Stockholder proposals.  The bylaws establish an advance notice procedure for nominations (other than by or at the direction of our board of directors) of candidates for election as directors at, and for proposals to be brought before, an annual meeting of stockholders. Subject to any other applicable requirements, the only business that may be conducted at an annual meeting is that which has been brought before the meeting by, or at the direction of, the board or by a stockholder who has given to the secretary of Century timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. In addition, only persons who are nominated by, or at the direction of, the board, or who are nominated by a stockholder who has given timely written notice, in proper form, to the secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors.

Amendment of certain certificate provisions or bylaws.  Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the aggregate voting power of the outstanding shares of our stock, voting as a class, generally entitled to vote to amend the foregoing provisions of our certificate of incorporation and the bylaws.

Section 203 of the DGCL.  We are subject to Section 203 of the DGCL, which generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (1) prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding stock of the corporation, excluding shares owned by directors who are also officers of the corporation and shares owned by certain employee stock plans, or (3) on or after such date the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A “business combination” generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation’s voting stock within three years.

The transfer agent and registrar for our common stock is Computershare Investor Services LLC.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of certain United States federal income tax consequences of the ownership and disposition of our common stock to a “non-U.S. holder” (as defined below).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This discussion assumes that non-U.S. holders will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular tax status or circumstances. For example, United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pass-through entities, trusts, estates, and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. In addition, this discussion does not address tax consequences to a holder of the use of a functional currency other than the United States dollar. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction or any taxes other than income taxes. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

For the purpose of this discussion, a non-U.S. holder is any individual, corporation, estate or trust that is a beneficial holder of our common stock and that for United States federal income tax purposes is not a United States person. For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (ii) which has made an election to be treated as a United States person.

If a partnership (or an entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual may be subject to special rules and is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

Investors considering the purchase of common stock should consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate and gift tax laws, foreign, state and local laws, and tax treaties.

Dividends

Distributions on our common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Dividends paid to a non-U.S. holder of common stock generally will be subject to United States withholding tax at a 30% rate or at a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder that provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, unless an applicable income tax treaty provides otherwise. In that case, the 30% withholding tax described above will not apply, provided the non-U.S. Holder complies with applicable certification and disclosure requirements. If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any dividend income that is effectively connected with the conduct of a United States trade or business will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the United States and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or at an applicable lower treaty rate).

A non-U.S. holder may obtain a refund from the IRS to the extent that the amounts withheld as described above exceed that holder’s tax liability if an appropriate claim for refund is timely filed with the IRS.

Special certification requirements and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise; or

•	we are or have been a “U.S. real property holding corporation” (as defined in the Code), at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs. The determination of whether we are a U.S. real property holding corporation depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and foreign real property interests.

We believe that we currently are not, and we do not anticipate becoming, a U.S. real property holding corporation for United States federal income tax purposes.

If the first exception applies, generally the non-United States holder will be required to pay United States federal income tax on the net gain derived from the sale in the same manner as a United States person. If a non-United States Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the United States and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor form). Additionally, non-U.S. holders that are treated for United States federal income tax purposes as corporations and that are engaged in a trade or business or have a permanent establishment in the United

States may be subject to a branch profits tax on such income at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. Subject to certain exceptions, a similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence. Payments of dividends and the proceeds from a sale or other disposition of common stock may also be subject to backup withholding at the rate specified in the Code, which currently is 28%.

You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding tax as well.

Additional information reporting and backup withholding may apply in the case of dispositions of our common stock by non-United States brokers effected through certain brokers or a United States office of a broker. Such information reporting and backup withholding can be avoided by providing the certification described above to such paying agent.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares

Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. Incorporated
Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 975,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us, and the proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 975,000 shares of common stock:

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to Century	$	$	$

The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $       which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We have agreed, together with each of our directors, executive officers and Glencore, that without the prior written consent of the representatives on behalf of the underwriters, none of us will, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	transactions by any person other than us relating to shares of our common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	the cashless exercise of outstanding options that will expire during the 90-day restricted period described above that does not involve the sale or transfer of shares other than to us and provided that the shares received upon such exercise remain subject to the restrictions above;

•	the transfer of shares of our common stock as bona fide gifts or to a trust, provided that the transferred shares remain subject to the restrictions above and the seller is not required to file a Form 4 under the Exchange Act;

•	sales or other dispositions of shares of common stock to us to discharge tax withholding obligations resulting from the vesting of performance shares during the term of the period ending 90 days after the date of this prospectus supplement; provided that the aggregate number of shares withheld by us for all persons subject to these restrictions does not exceed 100,000 shares of common stock;

•	transfers of our common stock or securities convertible into common stock pursuant to our bona fide acquisition by a third party by way of merger, consolidation, stock exchange or tender offer;

•	the grant or award of stock options, performance shares or other stock-based compensation under our Amended and Restated 1996 Stock Incentive Plan as in effect on the date of this prospectus supplement; or

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security or upon the vesting of performance shares or restricted stock outstanding on the date of this prospectus supplement.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, for a period of 30 calendar days starting on the first day of trading. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Morgan Stanley & Co. Incorporated, as the stabilizing agent, or its agents, will engage in any such activities on behalf of the underwriters.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Each of the underwriters has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, or “FSMA”) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to us; and

•	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) our common stock may be offered to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of common stock shall result in a requirement for the publication by us or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus supplement and the accompanying prospectus located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decided to purchase any of our common stock, as the same may be varied in that Member State by any measure implementing the

Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out herein.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under “Resale Restrictions”; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the common stock offered through this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 and the effectiveness of internal control over financial reporting as of December 31, 2007 incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans during 2006 and the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes during 2007, (2) express an unqualified opinion on the financial statement schedule, and (3) express an unqualified opinion on the effectiveness of Century Aluminum Company and subsidiaries internal control over financial reporting) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for more information about the operation of the public reference room. The SEC maintains a web site (http://www.sec.gov) that contains reports, statements and other information regarding registrants that file electronically. Our SEC reports are also available through the First North Iceland news system (http://omxnordicexchange.com/firstnorth/). You may also obtain additional information about us, including copies of our certificate of incorporation and bylaws, from our web site, which is located at www.centuryaluminum.com. Our website provides access to filings made by us through the SEC’s EDGAR filing system, including our annual, quarterly and current reports filed on Forms 10-K, 10-Q and 8-K, respectively, and ownership reports filed on Forms 3, 4 and 5 after December 16, 2002 by our directors, executive officers and beneficial owners of more than 10% of our outstanding common stock. Information contained in our website is not incorporated by reference in, and should not be considered a part of, this prospectus supplement.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus supplement is a part, under the Securities Act with respect to the securities. This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information concerning us and the securities, reference is made to the registration statement. Statements contained in this prospectus supplement as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in such documents that is deemed, in accordance with SEC rules, not to have been filed) until our offering is complete:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (including those portions of our Proxy Statement on Schedule 14A relating to our 2008 Annual Meeting of Stockholders, which was filed on April 29, 2008, incorporated by reference therein);

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008;

•	Our Current Reports on Form 8-K dated: April 11, 2008; April 22, 2008; and July 8, 2008;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed March 4, 1996.

To the extent any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is not incorporated by reference in this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the information that we have incorporated by reference in this prospectus supplement and accompanying prospectus but have not delivered with this prospectus supplement and accompanying prospectus. You may request a copy of these filings, by writing or telephoning us at:

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, CA 93940
Attention: Corporate Secretary
(831) 642-9300

PROSPECTUS

COMMON STOCK

Century Aluminum Company may offer and sell shares of its common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering.

Each time our common stock is offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell our common stock without a prospectus supplement describing the method and terms of the offering.

We may sell our common stock directly or to or through underwriters, to other purchasers and/or through agents. For additional information on the method of sale, you should refer to the section of this prospectus entitled “Plan of Distribution” on page B-6. If any underwriters are involved in the sale of our common stock offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between us and them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “CENX.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 29, 2007.

You should rely only on the information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell and are seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date such information is presented regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of common stock.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer or sell shares of our common stock in one or more offerings. This prospectus provides you with a general description of the common stock we may offer. Each time we sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus, the relevant prospectus supplement and any “free writing prospectus” we may authorize to be delivered to you, together with additional information described under the next heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 to register the common stock offered under this prospectus. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information required to be set forth in the registration statement. We believe that we have included or incorporated by reference all information material to investors in this prospectus, but some details that may be important for specific investment purposes have not been included. For further information, you may read the registration statement and the exhibits filed with or incorporated by reference into the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy those reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and on the SEC’s web site at www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than information in such documents that is deemed, in accordance with SEC rules, not to have been filed) until our offering is complete:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (including those portions of our Proxy Statement on Schedule 14A relating to our 2007 Annual Meeting of Stockholders, which was filed on April 23, 2007, incorporated by reference therein);

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007;

•	Our Current Reports on Form 8-K dated: April 30, 2007; April 30, 2007 (amending our Current Report on Form 8-K dated August 8, 2006); March 20, 2007 (as amended by our Current Report on Form 8-K filed on April 13, 2007); March 1, 2007; and February 28, 2007;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed March 4, 1996.

To the extent any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to rather than filed with, the SEC, such information or exhibit is not incorporated by reference in this prospectus.

You may request a copy of those filings, at no cost, by telephoning us at (831) 642-9300 or writing us at the following address: Century Aluminum Company, 2511 Garden Road, Building A, Suite 200, Monterey, CA 93940, Attention: Corporate Secretary.

THE COMPANY

We are a global producer of primary aluminum and the third largest primary aluminum producer in North America. Aluminum is an internationally traded commodity, and its price is effectively determined on the London Metal Exchange, or LME. Our primary aluminum facilities produce standard-grade and value-added primary aluminum products. We produced approximately 680,000 metric tons of primary aluminum in 2006 and recorded net sales of approximately $1.6 billion. In 2006 we more than doubled the capacity at our Grundartangi facility in Iceland from 90,000 metric tons per year, or “mtpy”, at the time of our acquisition of the facility to 220,000 mtpy. Following such expansion, our total primary aluminum production capacity is currently 745,000 mtpy. With the ongoing further expansion of our Grundartangi facility from 220,000 mtpy to 260,000 mtpy, our production capacity is scheduled to increase to 785,000 mtpy in the fourth quarter of 2007. In addition to our primary aluminum assets, we have 50 percent joint venture interests in an alumina refinery, located in Gramercy, Louisiana, and a related bauxite mining operation in Jamaica. The Gramercy refinery supplies substantially all of the alumina used for the production of primary aluminum at our Hawesville, Kentucky, primary aluminum facility.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We have based these forward-looking statements on current expectations and projections about future events. Many of these statements may be identified by the use of forward-looking words such as “expects,” “anticipates,” “plans,” “believes,” “projects,” “estimates,” “intends,” “should,” “could,” “would,” “will,” “scheduled,” “potential” and similar words. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, those outlined in our SEC filings incorporated by reference, as well as the following:

•	The cyclical nature of the aluminum industry causes variability in our earnings and cash flows;

•	The loss of a customer to whom we deliver molten aluminum would increase our production costs and potentially our sales and marketing costs;

•	Glencore owns a large percentage of our common stock and has the ability to influence matters requiring shareholder approval;

•	We enter into forward sales and hedging contracts with Glencore that help us manage our exposure to fluctuating aluminum prices. Because Glencore is our sole metal hedge counterparty, a material change in our relationship with Glencore could affect how we hedge our exposure to metal price risk;

•	We could suffer losses due to a temporary or prolonged interruption of the supply of electrical power to one or more of our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events;

•	Due to volatile prices for alumina and electricity, the principal cost components of primary aluminum production, our production costs could be materially impacted if we experience changes to or disruptions in our current alumina or power supply arrangements, production costs at our alumina refining operation increase significantly, or if we are unable to obtain economic replacement contracts for our alumina supply or power as those contracts expire;

•	By expanding our geographic presence and diversifying our operations through the acquisition of bauxite mining, alumina refining and additional aluminum reduction assets, we are exposed to new risks and uncertainties that could adversely affect the overall profitability of our business;

•	Changes in the relative cost of certain raw materials and energy compared to the price of primary aluminum could affect our margins;

•	Most of our employees are unionized and any labor dispute could materially impair our ability to conduct our production operations at our unionized facilities;

•	We are subject to a variety of existing environmental laws that could result in unanticipated costs or liabilities and our planned environmental spending over the next three years may be inadequate to meet our requirements;

•	We may not realize the expected benefits of our growth strategy if we are unable to successfully integrate the businesses we acquire;

•	We cannot guarantee that our subsidiary Nordural will be able to complete its planned expansion of the Grundartangi facility from 220,000 mtpy to 260,000 mtpy in the time forecast or without cost overruns; and

•	Our high level of indebtedness reduces cash available for other purposes and limits our ability to incur additional debt and pursue our growth strategy.

We believe the expectations reflected in our forward-looking statements are reasonable, based on information available to us on the date hereof. However, given the described uncertainties and risks, we cannot guarantee our future performance or results of operations and you should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The risks described in our other SEC filings should be considered when reading any forward-looking statements in this document.

USE OF PROCEEDS

Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from the sale of our common stock under this prospectus for general corporate purposes, including capital expenditures. From time to time we evaluate the possibility of acquiring businesses and additional production facilities, and we may use a portion of the proceeds as consideration for such acquisitions. Until we use the proceeds for any purpose, we expect to invest them in interest-bearing securities.

DESCRIPTION OF STOCK

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of April 30, 2007, we had 32,585,080 shares of our common stock outstanding and 440,000 shares of our common stock issuable upon exercise of outstanding stock options under our stock option plans and approximately 520,000 shares of our common stock reserved for future issuance under our stock option plans and unvested shares of restricted stock.

The following summary description does not purport to be complete and is qualified in its entirety by the Delaware General Corporation Law, or DGCL, our restated certificate of incorporation and our amended and restated bylaws, which have been filed as exhibits to our filings with the SEC. See “Where You Can Find More Information.” Reference is made to the DGCL, our certificate of incorporation and our bylaws for a detailed description of the provisions we have summarized below.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all the directors standing for election. Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors from funds which are legally available for that purpose. Upon the liquidation, dissolution or winding up of Century Aluminum, the holders of our common stock are entitled to receive ratably any of our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All shares of our common stock currently outstanding are, and those to be issued upon the completion of any offering under a prospectus supplement will be, fully paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which are currently outstanding or which we may designate and issue in the future. The rights, preferences and privileges of holders of our common stock may be modified, as permitted by the DGCL, by amendments to our certificate of incorporation or bylaws. Subject to the provisions of our certificate of incorporation, our bylaws may be altered, amended or repealed either by the affirmative vote of a majority of the board of directors at any regular or special meeting of the board of directors, or by the affirmative vote of the holders of record of at least 66 2/3 percent of the voting power of the outstanding shares of capital stock of the corporation entitled to vote at an annual meeting or at any special meeting at which a quorum shall be present. Our certificate of incorporation may be amended, except as described below under “Certain Provisions That May Have an Anti- Takeover Effect” by resolution of our board of directors which is approved by a majority of the shares of capital stock entitled to vote thereon.

Our bylaws provide that annual meetings of stockholders will be held each year on such date, and at such time, as will be fixed by our board of directors. Written notice of the time and place of the annual meeting must generally be given by mail to each stockholder entitled to vote at least ten days prior to the date of the annual meeting. Our certificate of incorporation and bylaws also provide that, subject to the rights of the holders of any class or series of our preferred stock, special meetings of the stockholders may only be called pursuant to a resolution adopted by a majority of the board of directors or the executive committee. Stockholders are not permitted to call a special meeting or to require the board or executive committee to call a special meeting of stockholders.

Preferred Stock

Under our certificate of incorporation, our board of directors is authorized to issue up to 5,000,000 shares of preferred stock without any vote or action by the holders of our common stock. Our board of directors may issue preferred stock in one or more series and determine for each series the dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting that series, as well as the designation thereof. Depending upon the terms of preferred stock established by our board of directors, any or all of the preferred stock could have preference over the common stock with respect to dividends and other distributions and upon the liquidation of Century. In addition, issuance of any shares of preferred stock with voting powers may dilute the voting power of the outstanding common stock.

Certain Provisions That May Have an Anti-Takeover Effect

The provisions of our certificate of incorporation and bylaws and the DGCL summarized in the following paragraphs may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

Issuance of preferred stock.  Our certificate of incorporation provides our board of directors with the authority to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof.

Business combinations.  In addition to any affirmative vote required by law, our certificate of incorporation requires either: (1) the approval of a majority of the disinterested directors, (2) the approval of the holders of at least two-thirds of the aggregate voting power of the outstanding voting shares of Century, voting as a class, or (3) the satisfaction of certain minimum price requirements and other procedural requirements, as preconditions to certain business combinations with, in general, a person who is the beneficial owner of 10% or more of our outstanding voting stock.

Classified board.  Our certificate of incorporation provides for a classified board of directors consisting of three classes as nearly equal in size as is practicable. Each class holds office until the third annual meeting for election of directors following the election of such class.

Number of directors; removal; vacancies.  Our certificate of incorporation provides that the number of directors shall not be less than 3 nor more than 11. The directors shall have the exclusive power and right to set the exact number of directors within that range from time to time by resolution adopted by vote of a majority of the entire board of directors. The board can only be increased over 11 through amendment of our restated certificate of incorporation which requires a resolution of the board and the affirmative vote of the holders of at least two-thirds of the aggregate voting power of the outstanding shares of stock generally entitled to vote, voting as a class.

Our certificate of incorporation and bylaws further provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock generally entitled to vote, voting as a class. In addition, interim vacancies or vacancies created by an increase in the number of directors may be filled only by a majority of directors then in office. The foregoing provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

No stockholder action by written consent; special meetings.  Our certificate of incorporation generally provides that stockholder action may be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws also provide that, subject to the rights of the holders of any class or series of our preferred stock, special meetings of the stockholders may only be called pursuant to a resolution adopted by a majority of the board of directors or the executive committee. Stockholders are not permitted to call a special meeting or to require the board or executive committee to call a special meeting of stockholders. Any call for a meeting must specify the matters to be acted upon at the meeting. Stockholders are not permitted to submit additional matters or proposals for consideration at any special meeting.

Stockholder proposals.  The bylaws establish an advance notice procedure for nominations (other than by or at the direction of our board of directors) of candidates for election as directors at, and for proposals to be brought before, an annual meeting of stockholders. Subject to any other applicable requirements, the only business that may be conducted at an annual meeting is that which has been brought before the meeting by, or at the direction of, the board or by a stockholder who has given to the secretary of Century timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. In addition, only persons who are nominated by, or at the direction of, the board, or who are nominated by a stockholder who has given timely written notice, in proper form, to the secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors.

Amendment of certain certificate provisions or bylaws.  Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the aggregate voting power of the outstanding shares of our stock, voting as a class, generally entitled to vote to amend the foregoing provisions of our certificate of incorporation and the bylaws.

Section 203 of the DGCL.  We are subject to Section 203 of the DGCL, which generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (1) prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding stock of the corporation, excluding shares owned by directors who are also officers of the corporation and shares owned by certain employee stock plans, or (3) on or after such date the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A “business combination” generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation’s voting stock within three years.

The transfer agent and registrar for our common stock is Computershare Investor Services LLC.

PLAN OF DISTRIBUTION

We will set forth in the applicable prospectus supplement a description of the plan of distribution of the common stock that may be offered pursuant to this prospectus.

LEGAL MATTERS

The validity of the common stock offered through this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, San Francisco, California.

EXPERTS

The consolidated financial statements and the related financial statement schedule as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2006 incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, (2) express an unqualified opinion on the financial statement schedule, (3) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (4) express an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.